Exhibit 1.1

CDC Mobile Signs Exclusive Distribution Agreement with Leading Korean Mobile Internet Content Provider

(Beijing, January 23, 2007) — CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: CHINA — News), announced today that it has signed an exclusive distribution agreement with Hancast Corporation, a leading South Korean mobile Internet content provider. Under the terms of the agreement, Hancast will provide CDC Mobile with popular South Korean mobile games, videos, music and fashion advertisements for exclusive distribution in China.

The growing popularity of South Korean entertainment in China is a social phenomenon often referred to as the “Korean Wave.” From music to video games, fashion to television drama, this well-received entertainment has created a huge demand for immediate updates and access. By providing millions of mobile subscribers with the latest wave from South Korea, CDC Mobile aims to become the first destination for mobile entertainment in China.

According to China’s MII (Ministry of Information Industry), at end of November 2006, mobile subscribers in China surpassed 455 million and the mobile penetration rate reached 33.9 percent. According to China Academy of Telecommunication Research of MII, VAS (Value Added Services) market value is now more than 10% of basic telecom services, which amounts to more than US $7 billion.

“The enormous size of the current mobile market provides us with a significant growth opportunity,” said Peter Yip, CEO of CDC Corporation. “Despite the current slowdown in the overall SP (Service Provider) sector, we believe that by correctly identifying and meeting the demands of different subscriber groups, we can further improve our mobile value-added services and capitalize on the fast growing and largest mobile market in the world. Additionally, the Korean market also has some of the most entertaining 3G content in the world today. This distribution agreement will be even more compelling as the 3G markets in China mature.”

In addition to enriching its mobile entertainment content, CDC Mobile is also investing in the 3G marketplace. As previously announced, CDC Mobile is investing up to US $100 million in its 3G content partner program targeting leading 3G content providers and aggregators in North Asia and Europe as well as the creation of new original content for the 3G marketplace. The company believes that its strategy of investing in 3G now will enable it to become one of the leading content providers in large, early adopting 3G countries, as well as providing first-mover advantage in the anticipated 3G marketplace in China.

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a US $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About Hancast Corporation
Hancast Corporation is a leading mobile Internet content provider based in South Korean.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA — News), please visit www.cdccorporation.net

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 42 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the continuing popularity of South Korean entertainment in China, the growth of the 3G market in China, the ability of CDC Mobile to correctly identify and meet the demands of different subscriber groups in China; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Contact:
CDC Corporation, Atlanta
Investor Relations
Monish Bahl, 678-259-8510
Monish.bahl@cdcsoftware.com
or
Public Relations
Scot McLeod, 678-259-8625
scotmcleod@cdcsoftware.com